QUANTCONNECT

Making quant investing simple, affordable, and accessible.

FEATURED

FINANCIAL TIMES

THE WALL STREET JOURNAL.

BUSINESS INSIDER

AWARDED

HFM

US QUANT SERVICES

AWARDS 2022

TREND

Quantitative-based trading is the most common way to invest.

QUANT INVESTING

=

Programming + Analysis + Data Science

60%
of trading volume today

2x
higher than 10 years ago

US INSTITUTIONAL TRADING BY VOLUME



Hedge Funds
Asset Managers
Quant Funds
Banks
40%
30%
20%
10%
0%
2010
11
12
13
14
15
16
17
18
2019

*Excluding retail and high-frequency trading firms

Sources: TABB Group, JP Morgan 2017

QUANTCONNECT

PROBLEM

But, quant investing is impossibly hard for most investors.

COMPLICATED

Tech barriers to setting up a quant system are high

COSTLY

SIP data feeds cost $15,000-20,000+ per month

UNATTAINABLE

Education opportunities are limited and expensive

Source: Expand and Sifma 2018

QUANTCONNECT

Making quant investing simple, affordable, and accessible.

Equities | Futures | Options | Forex | Index | Crypto



CALCULATING BROWN JACKAL
Strategy Equities
Sharpe Ratio (fraction)
Drawdown (fraction)
Compounding Annual Return (fraction)
Create Parameter
LEAN ENGINE
Always use Master Branch

SIMPLE
Ecosystem does 90% of the boring heavy lifting

ACCESSIBLE
Open-source framework with free educational tools

AFFORDABLE
Industry-leading tools at a fraction of the cost

QuantConnect reached $1M ARR in ’21 with only organic marketing.

SINCE LAUNCH IN 2014

$7M+
funding raised

$1M
ARR in 2021

2.5x
YoY growth

$750M
live volume/mo

1,500
paying clients

1M
lines of code/mo

99%
of traffic is organic

LARGEST CLIENT

$1.4B
AUM ETF firm

5-YR HISTORICAL REVENUES


$ 223.0k
$ 292.0k
$ 287.4k
$ 390.2k
$ 998.9k
2017
2018
2019
2020
2021


QUANTCONNECT
Connected as: QuantConnect
Pricing
Community
Boot Camp
Algorithm Lab
Documentation
Jared Broad
PROJECT
CALCULATING BROWN JACKAL
Close
Clone
Migrate
Delete
LIBRARIES
Add Library
COLLABORATE
Add Collaborator
PARAMETERS
fraction
0.3
Save
Parameter Name
Parameter Default Value
Create Parameter
LEAN ENGINE
master v13754 - 2022-04-04 21:48
About Version
Always use Master Branch
main.py
Calculating Blue Beaver
research.ipynb
Optimization Wizard
main.py > CalculatingBrownJackal > Initialize > fraction
# region imports
from AlgorithmImports import *
# endregion
class CalculatingBrownJackal(QCAlgorithm):
def Initialize(self):
self.SetStartDate(2010, 1, 1)
self.SetCash(100000)
self.AddEquity("SPY", Resolution.Minute)
self.AddEquity("BND", Resolution.Minute)
self.AddEquity("AAPL", Resolution.Minute)
self.fraction = self.GetParameter("fra
def OnData(self, data: Slice):
if not self.Portfolio.Invested:
self.SetHoldings("SPY", 0.3
self.SetHoldings("BND", 0.3
self.SetHoldings("AAPL", 0.
EXPLORER
PROJECT (WORKSPACE)
project
main.py
research.ipynb
OUTLINE
CalculatingBrownJackal class CalculatingBr...
Initialize def Initialize
fraction self.fraction = self.GetParameter("...
OnData def OnData
CLOUD TERMINAL
PROBLEMS
JUPYTER
11 | 9:18:40 : Build Request Successful for Project ID: 11147142 CompileID: 25df0eec67a049bfcfe021bce4afef88-1c0e0add30d17213f6b7790c68da78b8 Lean Version: 2.5.0.0.13754
12 | 9:18:43 : Requesting Optimization Estimate...
13 | 9:18:44 : Optimization estimate request sent successfully.
14 | 9:18:50 : Build Error File: main.py Line:13 Column:10 - SyntaxError: invalid syntax
15 | 9:19:01 : Build Request Successful for Project ID: 11147142 CompileID: 4a36af40234cc0a3c430f781fd6284bb-2154f4a7f2c5414e7380be37e6d65184 Lean Version: 2.5.0.0.13754
16 | 9:19:01 : Requesting Optimization Estimate...
17 | 9:19:02 : Optimization estimate request sent successfully.

Meeting the industry's needs better and at a lower cost.

95% of revenue

INFRASTRUCTURE

— Researchers, teams, firms, and institutions
— $96 - $24,000+/yr

5% of revenue

DATA ACCESS

— 50+ financial, alternative, and reference sets
— $600 - $40,000/set/yr

Coming Q4 2022

ALPHA FACTORS

— Data product for investment advisory
— $TBD


2021 REVENUE BREAKDOWN
Consumer Sales
$0.79 M
Enterprise Services
$0.21 M

PRODUCT

QuantConnect replaces 5-6 positions inside a fund enabling rapid innovation.

TRAINING

Education & Bootcamps

CLOUD IT

Scalable Cloud Add-ons

DATA PREP

Pre-cleaned Data Feeds

RESEARCH

Backtesting and Analysis

LIVE TRADING

Live Data and Execution

LIVE AUDIT

Asynchronous Simulations

LEAN is the algorithmic trading engine at the heart of QuantConnect

6k
Github Stars

$750M+
Live Volume/Mo

162
Contributors


LEAN
Terminal Link
CLI
Blog
Community
Docs
Plugins
Lean CLI
Local Development, Cloud Backtesting
lean init
lean create-project "My Project"
lean backtest "My Project"
Installation: pip install lean
Lean more about Lean CLI →
Watch this video for this in-depth introduction to the Lean CLI

- ✓ Surpasses the world's top institutions
- ✓ Contributions from 160+ engineers
- ✓ Lightning-fast and open-source
- ✓ On-prem or cloud-based platform

CLIENTS

QuantConnect serves individuals to $1B AUM funds.



CUSTOMERS BY COUNT
2,360
211
Individuals
Companies
CUSTOMERS BY REVENUE
$682,608
$512,925
Individuals
Companies

CATEGORIES

- ETF Companies
- Brokerages
- Trading Desks
- Advisors
- Startup Funds
- Individuals

Offering 10x more comprehensive quant ecosystem with 75x lower pricing.


DATA
RESEARCH
BACKTESTING
LIVE TRADING
QUANTCONNECT
Bloomberg
aws FinSpace
beacon
S&P Global
Market Intelligence
CRUX

- ✓ Unrestricted dev environment
- ✓ Install machine learning libraries
- ✓ LEAN can ingest any data stream

COMPETITOR PRICING

$25k - $100k
/ user / year

QUANTCONNECT PRICING

$336
/ user / year

The vision: The OS of Investing

The operating system underpinning the entire investment universe.

BY 2030

QUANTCONNECT

- ↳ Every data source
- ↳ Every asset class
- ↳ Every integration
- ↳ Taught at all universities
- ↳ Powering 1,000s of funds
- ↳ Accessible by everyone



HOW?

- ✓ Free education programs
- ✓ Free access to financial data
- ✓ Low-code GUI with code backing
- ✓ 10,000+ linked, clean data sources

Addressing a $2.6T global opportunity.

	CLOUD INFRASTRUCTURE	DATA SET ACCESS	FUND MANAGEMENT
TAM	**$100B** Globally in 2022	**$37B** Globally in 2022	**$2.14T** Management Fees
SAM	**80k** Investment Firms	**80k** Investment Firms	**$706B** (33%) Alpha Generation
SOM	10k Firms x $25k ACV **$250M** **Annual Revenue**	2k Firms x $20k ACV **$40M** **Annual Revenue**	$10B in Assets x 1% fee **$100M** **ETF Fee Revenue**

Forward-looking projections cannot be guaranteed

Sources: Gartner 2022, S&P Global, Clearbit TAM Calculator, Burton-Taylor 2022

Driving acquisition and retention through a multi-layered strategy.

		Q3 2022	Q4 2022	1H 2023
PRODUCT	*LEAN*	Open Source Enhancements	Crypto Futures and Options	Crypto DeFi
	UX	Module Marketplace	Low Code GUI	
	Moonshot	Alpha Streams v2 Refactor		Correlation Machine
PROMOTION	*Sales*	Hooks and Funnel Review	Sales Team, Bulk Data Sales	Localized Pricing
	Marketing		Research Content Writer Hires	
	Education	Free Quant Degree (University Partnership)		
RETENTION	*Onboarding*	Quant Journey	Boot Camps - Crypto, Options, Futures and Forex	
	Community	User Documentation v2	Dataset and Brokerage Docs	DAO Launch

TEAM

Led by a passionate team of product and algorithmic software experts.



JARED BROAD
CEO & FOUNDER

A biomedical engineer with roots in product development and humanitarian consulting

15+ years working with corporations and organizations to create community-enhancing software



GUSTAVO AVILES
CXO

An industrial engineer self-taught in UX practices and tech

10+ years as a developer and software engineer at QuantConnect and has built our entire UX from scratch



MARTIN MOLINERO
CTO

A software engineer specializing in C++ language

8+ years developing software for major tech corporations specializing in algorithmic modeling challenges

MOMENTUM

Funding has fueled consistent growth across all major KPIs.

FROM 2018 → MAY 2022

4.2x Revenue Growth $240k → $1M	**4.2x** User Growth 48k → 200k
12.5x Live Volume Growth $60M → $750M	**5.6x** Backtest Growth 76k → 426k
3.0x Live Strategies Growth 230 → 700	**Top 0.04%** Of All Github Projects 0.2% → 0.04%

FINANCIALS

Projecting $9.5M in revenue by end of 2025.


DATA
B2B
CLOUD
$0.1M
$0.2M
$0.3M
$0.3M
$0.4M
$1.0M
$1.8M
$3.3M
$5.5M
$9.5M
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Forward-looking projections cannot be guaranteed

QUANTCONNECT

USE OF FUNDS

Raising $5M in growth capital to reach $7-10M in ARR by 2025.



$5M
50%
Engineering
22.5%
Education
20%
Sales
7.5%
WeFunder Fees

INVESTMENT WILL ENABLE...

- ✓ Growth to $7-10M ARR
- ✓ Disrupt major incumbents
- ✓ Entrench as go-to platform for quants

Forward-looking projections cannot be guaranteed

QUANTCONNECT

QUANTCONNECT

Preparing the investing world for tomorrow's quant needs.

- ✓ The world's #1 open sourced quant platform
- ✓ $137B+ global quant and data opportunity today
- ✓ On track to underpin the entire investment universe



Jared Broad

CEO & Founder

jared@quantconnect.com